SEC File Number: 001-38795

CUSIP Number: 776153108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form NCSR

For Period Ended:    March 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Digital Transformation Opportunities Corp.

Full Name of Registrant

Former Name if Applicable

10485 NE 6th Street, Unit 3930

Address of Principal Executive Office (Street and Number)

Bellevue, Washington 98004

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form NCSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, NCEN, NCSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Digital Transformation Opportunities Corp. (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021(the “Form 10-Q”). The Form 10-Q could not be filed within the prescribed time period required for smaller reporting companies without unreasonable effort and expense because additional time is required by the Company’s management to prepare and compile certain financial information to be included in the Form 10-Q with respect to the accounting treatment of its public and private placement warrants. On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”), which clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. Following review of the SEC Statement, the Company reevaluated the accounting treatment of its public warrants and private placement warrants as equity, and concluded that, based on the SEC Statement, the public warrants and private placement warrants should be, and should previously have been, classified as a liability measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period. The Company is currently determining the extent of the SEC Statement’s impact on its financial statements as of and for the fiscal quarter ended March 31, 2021 included in the Form 10-Q. The Company is evaluating the impact of the SEC Statement on its internal control over financial reporting related to accounting for its public warrants and private placement warrants. The Company is diligently preparing the financial information for inclusion in the Form 10-Q and will file the Form 10-Q as soon as reasonably practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kyle Francis	1 (360)	949-1111
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes   ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DIGITAL TRANSFORMATION OPPORTUNITIES CORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2021	By:	/s/ Kyle Francis
Kyle Francis, Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).